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Exhibit 21.1

List of Subsidiaries as of March 31, 2003.

Existing Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
KEMET Electronics Corporation	Delaware
KEMET Services Corporation	Delaware
KEMET Electronics, S.A.	Switzerland
KEMET Electronics GMBH	Germany
KEMET Electronics SARL	France
KEMET Electronics Ltd.	United Kingdom
KEMET Electronics Asia Limited	Hong Kong
KEMET Electronics Marketing (S) Pte Ltd.	Singapore
KEMET de Mexico, S.A. de C.V.	Mexico
KEMET Electronics (Canada) Limited	Canada
KRC Trade Corporation	Delaware
KEMET International, Inc.	Barbados
KEMET Electronics Asia Pacific Pte Ltd.	Singapore
KEMET Electronics Pty Ltd.	Australia
KEMET Tantalum Pty Ltd.	Australia
KEMET Electronics (Shanghai) Co., Ltd.	People's Republic of China
KEMET Electronics Greater China Limited	Hong Kong
KEMET Electronics (Suzhou) Co., Ltd.	People's Republic of China

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  Exhibit 21.1